UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2018
Commission File Number: 001- 37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Bennigsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 7, 2018, trivago N.V. issued a press release and will hold a conference call regarding its unaudited financial results for the fourth quarter and full year ended December 31, 2017. A copy of the earnings release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	trivago N.V. Reports Fourth Quarter and Full Year 2017 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: February 7, 2018	By:	/s/ Axel Hefer
Axel Hefer
Chief Financial Officer